EXHIBIT 2


Investor AB ("Investor") owns 54,081,380 Series A shares and 1,508,893 Series B shares in Scania AB ("the Company"), corresponding to 27.8% of the capital and 49.3% of the voting rights in the Company. Volvo owns 20,018,308 Series
A shares and 23,030,970 Series B shares in the Company, corresponding to 21.5% of the Capital and 20.3% of the voting rights in the Company. Investor has declared that it is prepared to sell all its shares in the Company to Volvo, which has declared itself willing to acquire these shares from investor. Volvo will publicly announce its decision on August 6, 1999 to make a public offer to acquire the remaining shares outstanding in the Company and in this connection to make the shareholders an offer to transfer their shares in the Company to Volvo for either SEK 315 in cash per share or -- provided that a General Meeting of Shareholders in Volvo approves the required issuance of new shares -- six new shares in Volvo for each five shares in the Company or a combination thereof. As payment for their Series A shares in the Company, holders of Series A shares in the Company will in this connection be offered the possibility of choosing between either Series A or Series B shares in Volvo and holders of Series B shares in the Company will be offered the possibility to receive Series B shares in Volvo as payment for their shares.

         Against this background, Investor and Volvo have on this day concluded the following

                                   AGREEMENT

1. In accordance with the terms and conditions set out in this Agreement, Investor transfers to Volvo 54,051,380 Series A shares and 1,508,653 Series B shares in the Company, hereinafter referred to jointly as the Shares.

2. Payment for 60% of the transferred Series A shares (that is, 32,436,828 Series A shares) and 60% of the transferred Series B shares (that is, 905,216 Series B shares) shall be 8EK 315 per share.

3. As payment for the remaining 40% of the transferred shares (that is, 21,624,552 Series A shares and 603,477 Series B shares), Investor is entitled to choose either to receive SEK 315 in cash or -- provided that a General Meeting of Shareholders in Volvo approves the required issuance of new shares -- six newly issued shares in Volvo for each five shares in the Company. As payment for its Series A shares in the Company, Investor shall in this connection be entitled to choose either Series A or Series B shares in Volvo, and for its Series B shares shall receive Series B shares in Volvo.

         Investor shall notify Volvo as to whether payment shall be made in cash or in shares, or a combination of both, not later than the expiration date of the acceptance period for the planned public offer, including extensions. Investor intends to acquire shares in Volvo in the marketplace for the cash proceeds attributable to the aforementioned 40% of the Shares if the cash alternative as above is chosen.

4. Volvo is entitled to waive this Agreement if the appropriate competition authorities do not grant the requisite approval of the Agreement on conditions acceptable to Volvo or if other requisite approval of the authorities is not received. Volvo shall be obliged to accept the conditions negotiated with the appropriate competition authorities provided that they do not entail considerably negative consequences for Volvo.

5. Volvo undertakes to do its utmost to take the necessary measures to gain the approval of this Agreement by the relevant competition authorities as soon as possible. To the extent it can participate, Investor undertakes to do its utmost to secure such approval as soon as possible.

6. The shares in the Company for which Volvo shall make cash payment shall be taken into possession not later than five banking days after the date on which the required approvals are received in accordance with point 4 above, or Volvo has accepted that possession can be effected without such approvals.

         Shares for which payment shall be made in the form of newly issued shares in Volvo shall be taken into possession not later than the tenth banking day after the date on which the necessary new issue is registered.

         If the conditions for payment are not fulfilled not later than March 31, 2000, Investor is entitled to waive this agreement.

7. Investor guarantees that the shares shall not be encumbered by preemptive rights options, pledges or other rights which prevent Investor's completion of the transfer of the Shares unemcumbered. To the extent that registered purchases of warrants issued by Investor in the Company are exercised, the number of B shares to be transferred to Volvo shall be reduced by a maximum of 120,230 B Series.

8. During the period up until Volvo has assumed ownership of the shares, Investor pledges not to utilize its voting rights for the shares at General Meetings of Shareholders in the Company in such a manner that the value of the shares is adversely affected to a not-insignificant degree. Accordingly, Investor agrees not to vote in favor of decisions involving a dividend in the form of cash or other shares. Buy-back of own shares, redemption of shares with repayment to the shareholders in accordance with the provision of Section 6 of the Swedish Companies Act or a new issue of shares, convertibles or warrants.

         Should Investor choose the share alternative in accordance with Point 3 above, Volvo's Board of Directors agrees not to present proposals whereby General Meetings of Shareholders in Volvo, during the period from the time the acceptance period, including extensions, expires until possession of the Shares has been effected, make corresponding decision as stated in the first paragraph above.

9. To the extant Investor can participate, Investor undertakes, during the period up until possession of the shares has been affected pursuant to the above, to strive to ensure that the Company's operations will be conducted to the normal extent and that the Company shall only conduct transactions that normally arise in the context of ongoing operations in line with the practice of the Company to date.

10. The Nominating Committee appointed by the Annual General Meeting of Volvo has informed Volvo that the Committee intends to propose at a Special Meeting of Shareholders that Investor be offered a position on the Board of Directors of Volvo under the condition that Volvo acquires the Shares.

11. The parties shall not disclose the content of this Agreement without the consent of the other party, unless compelled to do so in accordance with legislation or other stock exchange regulations.

12. Disputes arising from this Agreement or relating to legal processing resulting from this agreement shall be settled by arbitration proceedings in accordance with the Swedish Arbitration Act. Arbitration shall be conducted in Gothenburg, Sweden,

This agreement has been prepared in two (2) copies and each party has received a copy.

---------------------------------1999     ---------------------------------1999
Investor AB (publ)                        Investor AB (publ)

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